Exhibit 10.7

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is entered into effective this 18th day of March, 2009 (the “Effective Date”) by and between Cabela’s Incorporated, a Delaware Corporation (“Company”), and Dennis Highby (“Executive”).

R E C I T A L S

WHEREAS, Company is a leading specialty retailer and direct marketer of hunting, fishing, camping and related outdoor merchandise (the “Business”);

WHEREAS; Executive is currently serving as President and Chief Executive Officer and a director of Company, as well as an officer and director for certain subsidiaries of Company; and

WHEREAS, Company desires to continue to employ Executive but to transition Executive to the position of a Vice Chairman of Company’s Board of Directors (“Board”) on the terms and conditions set forth below, and Executive desires to accept such employment.

NOW, THEREFORE, Company and Executive, in consideration of the mutual promises and covenants set forth below, hereby agree as follows:

1.           Title and Duties.  Commencing on April 6, 2009 (the “Transition Date”), Executive’s employed position with Company shall be a Vice Chairman of the Board.  Executive’s principal employment duties and responsibilities shall be those duties and responsibilities as the Board shall from time to time reasonably assign to Executive.  Executive shall report directly to the Board and the Board shall nominate Executive for election as a director of Company each year during the Term of this Agreement, as defined below.  At the request of the Board, Executive agrees to continue serving as an officer, director or both of any subsidiary or affiliate of Company without additional compensation or to resign such positions at the request of the Board in its sole discretion, provided that acceptance of such positions does not significantly increase Executive’s time commitments, fiduciary obligations or exposure to potential liabilities.

2.           Full Time Efforts.  Executive shall devote his working time, attention and best efforts to the performance of his business duties and responsibilities under this Agreement.  Executive will not engage in any other business or render any commercial or professional services, directly or indirectly, to any other person or organization, whether for compensation or otherwise, unless explicitly approved in writing by Company.  Notwithstanding the foregoing, Executive (i) may make any passive investment where he is not obligated or required to, and shall not in fact, devote any day-to-day managerial efforts, (ii) may participate in charitable, academic, political or community activities and boards, and in trade or professional organizations; (iii) may accept speaking engagements, function as a a guide or escort for outdoor excursions or engage in similar activities on an occasional basis; and (iv) may hold directorships in other companies consistent with Company’s Corporate Governance Guidelines.

3.           Salary.  Executive’s current annual base salary of Seven Hundred Twenty-One Thousand Nine Hundred Twenty-Four and No/100 Dollars ($721,924.00) shall continue under this Agreement until June 30, 2009.  Beginning July 1, 2009, Executive’s annual base salary shall be Two Hundred Eighty-Eight Thousand Nine Hundred Sixty-Three and No/100 Dollars ($288,963.00).  The base salaries provided for in this Section (“Base Salary”) shall be paid to Executive less applicable withholdings, in accordance with Company’s regular payroll practices and policies.  The Compensation Committee of the Board (“Compensation Committee”) shall review the Base Salary at least annually and, in the absolute discretion of the Compensation Committee, may increase such Base Salary from time to time based upon the performance of Executive, the financial condition of Company, prevailing industry salary levels and such other factors as the Compensation Committee shall consider relevant.

4.           Consulting Fee.  In addition to the Base Salary provided in Section 3 above, beginning July 1, 2009, Company shall pay Executive aggregate consulting fees of Nine Hundred Fifty Thousand and No/100 Dollars ($950,000.00), payable at an annual rate of Two Hundred Thousand and No/100 Dollars ($200,000.00) for Executive’s provision of consulting and advisory services to Company as reasonably requested from time to time through March 31, 2014 (“Consulting Fees”).  The Consulting Fees shall be paid to Executive less applicable withholdings, in accordance with Company’s regular payroll practices and policies.

5.           Incentive Compensation.  As of the Transition Date, Executive’s participation in Company’s bonus policies or programs shall cease, and Executive shall not be eligible for future performance bonuses of any kind other than bonuses that may be awarded at the sole discretion of Company; provided, however, Executive shall be awarded a bonus for 2009 pro-rated through June 30, 2009 contingent on Company metrics (“Bonus”).  If Company reaches its target bonus criteria, the pro-rated bonus is expected to be in the amount of Three Hundred Sixty Thousand, Nine Hundred Sixty Two and No/100 Dollars ($360,962.00).  The Bonus hereunder shall be paid to Executive only if Executive is actively employed at the time the 2009 bonuses are actually paid.

6.           Equity Compensation.  Except as expressly provided below, as of the Transition Date, Executive shall no longer be entitled to participate in equity award programs as an executive of Company; however, Executive may be eligible for equity awards as a director of Company.  Executive’s eligibility for such director equity awards shall be reviewed annually and be at the discretion of the Compensation Committee.  Except as provided for herein, any unvested restricted stock units and options, and other equity compensation awards, previously granted to Executive will continue to vest in accordance with the terms of such grants or awards.

a.           Currently Outstanding Awards.  Exhibit A sets forth Executive’s currently outstanding options and restricted stock units.

b.           Final Award/Successful Transition RSUs.  Upon successful completion, as determined by the Compensation Committee in its sole discretion, of a transition to the new Chief Executive Officer and President, Executive shall be awarded Successful Transition Restricted Stock Units (“Successful Transition RSUs”).  The number of Successful Transition RSUs awarded to Executive, if any, shall be determined by dividing $288,963 by the closing price of one share of the Company’s common stock on the New York Stock Exchange on the grant date, which shall be no later than March 2010.  The Successful Transition RSUs awarded, if any, under this subsection 6.b shall vest in whole on the third (3rd) anniversary of the grant date.

7.           Benefits.  Executive shall continue to be eligible to participate in any employee benefit plans and programs as in effect from time to time and generally made available to similarly situated executives of Company, in a manner consistent with the terms and conditions of such plan or program, and on a basis that is commensurate with Executive’s positions and duties with Company.  Continuous health insurance coverage is of material importance to Executive. From the Effective Date through March 21, 2014 (Executive’s 65th birthday), the Company agrees to continuously provide Executive at Company expense with health insurance coverage that is at least equivalent to that provided to the Company’s senior executives.  In the event of a conflict between any benefit plan or program and this Agreement, the terms of this Agreement shall govern.

8.           Facilities and Support.  Executive will perform his services hereunder at the principal office of Company, which is located in Sidney, Nebraska.  Company shall furnish and pay for all facilities, equipment, supplies, and services, including support staff, needed by Executive to perform his duties hereunder, and all other similar expenses incurred as a result of this employment or which are incidental to the performance of Executive’s duties hereunder, in accordance with the uniform policies of Company enforced from time to time.

9.           Expenses.  Executive shall continue to be entitled to reimbursement of all reasonable expenses incurred by Executive in connection with the business of Company in accordance with Company’s then-current policy concerning reimbursable expenses as in effect from time to time and on a basis no less favorable than that applicable to any other similarly situated executives of Company, including, without limitation, cell phone, computer and internet access expenses incurred by Executive at his residences in Nebraska and Minnesota to maintain communications with Company, and legal fees and expenses incurred by Executive with regard to this Agreement.

10.           Term and Termination.  This Agreement shall commence on the Effective Date and shall continue until this Agreement and Executive’s employment are automatically terminated upon the first to occur of the following (“Effective Date of Termination”):

a.           Expiration.  March 31, 2014 (the “Natural Termination Date”).

b.           Death or Disability.  The date of Executive’s death or Executive’s physical or mental disability which prevents Executive from performing the essential functions of Executive’s duties as an employee of Company, with or without reasonable accommodation as defined and required by the Americans with Disabilities Act.

c.           Without Cause.  By either party, for any reason, upon thirty (30) days written notice.

d.           For Cause.  At the election of Company, and subject to the provisions of this Section 10.d, Executive may be terminated immediately upon written notice by Company to Executive of his termination for Cause, provided Company notifies Executive of its determination that Cause exists within one hundred eighty (180) days of the action or omission on which such determination is based.  For purposes of this Agreement, “Cause” for termination shall be deemed to exist in the event of:

i.           the conviction of Executive of, or the entry of a plea of guilty or nolo contendere by Executive to, a felony (exclusive of any felony relating to negligent operation of a motor vehicle), or

ii.           a breach of Executive’s duty of loyalty which is materially detrimental to Company, or a failure or refusal to perform Executive’s duties or adhere to Company rules consistent with the terms of this Agreement, or Company’s reasonable and customary guidelines of employment or reasonable and customary corporate governance guidelines or policies, including, without limitation, Company’s Business Code of Conduct and Ethics, or to follow the lawful directives of Company (provided such directives are consistent with the terms of this Agreement) that continues for a period of thirty (30) days after Company provides written notice to Executive of such breach and a reasonable opportunity to cure such breach.

e.           For Good Reason.  Executive may terminate his employment immediately, at his election, for Good Reason, upon written notice to Company.  For purposes of this Agreement, “Good Reason” shall mean any of the following actions or omissions, provided Executive notifies Company of his determination that Good Reason exists within one hundred eighty (180) days of the action or omission on which such determination is based:

i.           an involuntary reduction in Executive’s then-current Base Salary,

ii.           a material reduction or loss of employee benefits, in the aggregate, both in terms of the amount of the benefit and the level of Executive’s participation therein, enjoyed by Executive under the employee benefit and welfare plans of Company,

iii.           the principal place of business at which Executive may perform his duties is changed to a location more than fifty (50) miles from Sidney, Nebraska, or

iv.           a breach by Company of any provision of this Agreement that continues for a period of thirty (30) days after Executive provides written notice to Company of such breach and a reasonable opportunity to cure such breach.

Upon any notice of termination of this Agreement pursuant to Section 10.c above, Company shall have the right, in its sole and absolute discretion, to immediately relieve Executive of Executive duties hereunder, but to continue paying Executive’s then-current Base Salary through the remainder of the notice period.  If Executive is not relieved of Executive’s regular duties during this notice period, Executive hereby acknowledges and agrees that Executive shall continue to perform Executive’s duties hereunder in a professional and ethical manner.

11.           Payments Upon Termination.

a.           Base Salary and Benefits.  Upon termination of this Agreement, Company shall pay to Executive his then-current Base Salary, Consulting Fees, unreimbursed business expenses, and other items earned by and owed to Executive calculated through and including the Effective Date of Termination.  Executive’s benefits shall be determined in accordance with Company’s benefit plans or policies then in effect, provided that Company shall continue to provide health insurance coverage to Executive as provided in Section 7 of this Agreement unless this Agreement is terminated by the Company for Cause.  Executive shall receive no further compensation or benefits of any kind, except as expressly provided for herein.

b.           Severance Benefits.  In the event this Agreement is terminated before the Natural Termination Date by Company without Cause pursuant to Section 10.c above, or by Executive for Good Reason pursuant to Section 10.e above, or due to the death or disability of Executive pursuant to Section 10.b above, and subject to Executive’s execution of a separation agreement and full general release of claims against Company in a form to be determined by Company:

i.           Severance.  Company shall pay Executive severance compensation equal to the amount of Base Salary and Consulting Fees Executive would have been entitled to through the Natural Termination Date of this Agreement (the “Severance Compensation”). The Severance Compensation, less applicable withholdings, shall be paid in equal monthly installments, with the first monthly installment due on Company’s first regular payday following the effective date of the general release discussed above.  Notwithstanding the foregoing, to the extent Executive is determined to be a “specified employee” within the meaning of U.S. Internal Revenue Code § 409A, all payments under this Section shall be delayed for six (6) months following the Effective Date of Termination.  All payments that accumulate during this six-month period shall be paid in a lump sum on the date that is six (6) months and one (1) day following the Effective Date of Termination.

ii.           Equity Vesting.  Any unvested stock options, restricted stock units or other equity interests of Company awarded to Executive, including those pursuant to Executive’s participation in the 2004 Stock Plan, shall fully vest on the effective date of the general release discussed above (or on the date of Executive’s death or disability if applicable) and Executive shall have twelve (12) months from such date to exercise Executive’s vested equity interests.

iii.           Beneficiaries.  In the event of Executive’s death, Company shall pay or deliver any amounts or property due hereunder to such beneficiary or beneficiaries as Executive may have designated in writing and delivered to Company prior to his death.  In the absence of any effective beneficiary designation, such amounts or property shall be paid or delivered to Executive’s spouse if she is then living, otherwise in equal shares to Executive’s then living children.

12.           Termination of Authority.  Immediately upon the Effective Date of Termination of Executive’s employment with Company for any reason, notwithstanding anything else appearing in this Agreement or otherwise to the contrary, Executive will cease performing duties for Company, other than those post-employment obligations Executive is bound by.  Executive shall be without any authority to bind Company or any of its subsidiaries or affiliates.  Upon termination of employment, Executive shall be deemed to have resigned all offices and director positions with Company and its subsidiaries and affiliates.  On request of the Board, Executive shall complete such documents as may be required to effect Executive’s resignations.

13.           Change in Control and Indemnification.  The parties acknowledge that they remain bound by the provisions set forth in that certain Management Change of Control Severance Agreement between Executive and Company, dated June 18, 2004 (“Change of Control Agreement”) and that certain Indemnification Agreement between Executive and Company, dated June 18, 2004.

14.           Confidential and Proprietary Information.  Executive acknowledges that as an employee, officer and director of Company, Executive is and will continue to be subject to policies and agreements intended for the protection of Company’s confidential and proprietary information, trade secrets, and goodwill, including, but not limited to, that certain Proprietary Matters Agreement between Executive and Company, dated May 29, 2008 and any amendment and restatement of that agreement.  As such, Employee expressly acknowledges that the obligations under such policies and agreements are not superseded herein and shall be used together with this Agreement to protect Company’s interest in its confidential and proprietary information, trade secrets, and goodwill to the fullest extent allowed by law.  In addition, Executive agrees that Company is engaged in a highly competitive business.  Executive also acknowledges and agrees that Executive’s services to Company have been of a special and unique nature and value to Company, and that due to the nature of Executive’s position Executive has obtained in-depth knowledge of Company’s business practices and strategies, customer information and other information considered confidential and proprietary to Company.  Therefore, Company and Executive agree, as follows:

a.           Non-Competition.  For eighteen (18) months following the Effective Date of Termination for any reason, Executive shall not, without the express written approval of the Board, directly or indirectly, on Executive’s own behalf or on behalf of others, compete with Company, or work for or become associated with any of Company’s competitors as an employee, independent contractor, officer, director, investor or in any other capacity.  For purposes of this Agreement, Company’s competitors shall include, without limitation, Bass Pro Shops, Gander Mountain, Sportsman’s Warehouse, The Sportsman’s Guide, Orvis, Dick’s Sporting Goods, Sports Authority, Big 5 Sporting Goods, Scheels, L.L. Bean, Lands’ End, REI or any other multi-state and/or multi-channel retailer engaged in the sale of products and/or services associated with hunting, fishing, camping and/or casual outdoor apparel and footwear.  Occasional speaking engagements, service as a guide or escort for outdoor excursions or publication of articles or videos, or provision of services to a small, stand alone sporting goods store shall not constitute competition for the purposes of this subparagraph.  Executive agrees that the covenant contained in this provision is reasonable in scope, necessary to protect Company’s legitimate business interests and does not constitute a restraint of trade with respect to Executive’s ability to obtain other employment or to provide services to third parties. Executive expressly acknowledges and agrees that Company competes heavily throughout North America, and as such, Company has legitimate and significant interests in protecting its business from unfair competition throughout the United States and Canada.

b.           Confidentiality.  Executive shall not, without the express written consent of the Board, disclose Company’s Confidential Information to any third party or entity, or use Company’s Confidential Information for any other purpose than providing services to Company.  For purposes of this Agreement Company’s “Confidential Information” shall mean any information not generally known by third parties, including Company’s competitors or the general public, whether or not expressly identified as confidential, including, without limitation, information about Company’s software, software source codes, trade secrets, marketing information, business plans, mergers and acquisitions, sales information, training materials, data processing, internet or intranet services, strategic plans, compensation, and finances, as well as information about Company’s customers and potential customers, including their identities and their business needs and practices.

c.           Enforcement.  Because Executive’s services are unique and Executive has knowledge of and access to Company’s Confidential Information, Executive acknowledges and agrees that Company would be irreparably damaged in the event of Executive’s non-performance or breach of this Section, and that money damages would be inadequate for any such non-performance or breach.  Therefore, Company or its successors and assigns shall be entitled, in addition to any other rights and remedies existing in their favor, to an injunction or injunctions to prevent any non-performance or breach of any such provisions.

15.           Assignment.  This Agreement and the rights, interests and obligations of Company hereunder shall be assignable to and shall inure to the benefit of any parent, subsidiary or affiliate of Company, or any other person, corporation, partnership or entity that succeeds to all or substantially all of the business or assets of Company.  This Agreement is not assignable by Executive.

16.           Jurisdiction and Venue.  This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Nebraska.  Each party agrees that any action by either party to enforce the terms of this Agreement may be brought by the other party in an appropriate state or federal court in Nebraska and waives all objections based upon lack of jurisdiction or improper or inconvenient venue of any such court.

17.           Cooperation in Future Matters.  Executive hereby agrees that for a period of eighteen (18) months following his termination of employment, he shall cooperate with Company’s reasonable requests relating to matters that pertain to Executive’s employment by Company, including, without limitation, providing information or limited consultation as to such matters, participating in legal proceedings, investigations or audits on behalf of Company, or otherwise making himself reasonably available to Company for other related purposes. Any such cooperation shall be performed at scheduled times taking into consideration Executive’s other commitments, and Executive shall be compensated at a rate of $250.00 per hour, plus expenses, or at a per diem rate to be agreed upon by the parties, to the extent such cooperation is required on more than an occasional and limited basis.  Executive shall not be required to perform such cooperation to the extent it conflicts with any requirements of exclusivity of services for another employer or otherwise, nor in any manner that in the good faith belief of Executive would conflict with his rights under or ability to enforce this Agreement.  Notwithstanding anything herein to the contrary, no cooperation shall be required from Executive after his termination during any period of time in which Executive is in a dispute with Company concerning any compensation or arrangement or other benefit provided for herein.

18.           General.

a.           Notices.  All notices and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally or if sent by overnight courier or by certified mail, return receipt requested, postage prepaid or sent by written telecommunication or telecopy, to the relevant address set forth below, or to such other address as the recipient of such notice or communication shall have specified in writing to the other party hereto, in accordance with this Section 14.a.

If to Company, to:	Cabela’s Incorporated
ATTN: Legal Department
One Cabela Drive
Sidney, Nebraska 69160
(308) 254-8060 (facsimile)

If to Executive, at his last place of business and residence shown on the records of Company.

Any such notice shall be effective (i) if delivered personally, when received, (ii) if sent by overnight courier, when receipted for, (iii) if mailed, five (5) days after being mailed, and (iv) on confirmed receipt if sent by written telecommunication or telecopy, provided a copy of such communication is sent by regular mail, as described above.

b.           Reformation and Severability.  Executive and Company intend and agree that if a court of competent jurisdiction determines that the scope of any provision of this Agreement is too broad to be enforced as written, the court should reform such provision(s) to such narrower scope as it determines to be enforceable.  Executive and Company further agree that if any provision of this Agreement is determined to be unenforceable for any reason, and such provision cannot be reformed by the court as anticipated above, such provision shall be deemed separate and severable and the unenforceability of any such provision shall not invalidate or render unenforceable any of the remaining provisions hereof.

c.           Waivers.  No delay or omission by either party hereto in exercising any right, power or privilege hereunder shall impair such right, power or privileges, nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

d.           Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and same instrument.

e.           Entire Agreement.  This Agreement, including the initial paragraph, the recitals to this Agreement, and the exhibit to this Agreement, each of which are incorporated herein and made part of this Agreement by this reference, contains the entire understanding of the parties, supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter hereof and may not be amended except by a written instrument hereafter signed by Executive and a duly authorized representative of the Company (other than Executive).

f.           Survival.  The provisions of Sections 11 through 18 shall survive the termination of this Agreement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CABELA’S INCORPORATED, a Delaware corporation

By:	/s/ James W. Cabela	/s/ Dennis Highby
	James W. Cabela, Vice Chairman	Dennis Highby

EXHIBIT A
TO
EXECUTIVE EMPLOYMENT AGREEMENT

1.      Outstanding Non-Qualified Stock Options

Grant Date	Grant Price	Granted	Vested	Expiration Date
5/1/2004	$20.00	238,550	238,550	5/1/2014
4/14/2005	$20.00	40,000	40,000	4/14/2015
5/9/2006	$19.35	40,000	16,000	5/9/2016
5/15/2007	$22.37	100,000	33,334	5/15/2015
5/22/2008	$15.25	100,000	0	5/22/2016
3/2/2009	$8.01	60,000	0	3/2/2017

2.           Outstanding Restricted Stock Units

Grant Date	Granted	Vested	Vesting Schedule
3/2/2009	60,000	0	1/3 on each of 1st, 2nd and 3rd Anniversary of Grant Date

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